ETERNITY HEALTHCARE INC.
409 Granville Street, Suite 1023,
Vancouver, BC, Canada

December 2, 2011

VIA EDGAR

United States Securities and Exchange Commission
100 F Street North East
Mail Stop 20549-0407
Washington, DC 20549

    Re:  Eternity Healthcare Inc. (the "Company")

Dear Sirs:

In connection with the Company's Form S-1 Registration Statement (file no. 333-172061), the Company hereby requests acceleration of the effective date of the Registration Statement to 12:30 p.m. (EST) Tuesday, December 6, 2011 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

We acknowledge that

(i)
should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing,

(ii)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and

(iii)	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you will find the foregoing to be in order.  Please do not hesitate to contact the undersigned should you have any questions in this regard.

Yours truly,

ETERNITY HEALTHCARE INC.

/s/ Francine Salari
Per:           Francine Salari
  President